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Drew Leatham · 3rd

Producer at Phoenix Palm
Productions

Mesa, Arizona, United States ·

Contact info

274 connections

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Phoenix Palm Productions

 **Arizona State University**

Experience

Producer

Phoenix Palm Productions · Full-time

May 2021 – Present · 4 mos

Producing indie feature film Comedy/Horror "Forever Home."

Executive Producer & Technical Grip

Third Productions

Dec 2011 – Present · 9 yrs 9 mos

Ran camera, EQ'd sound and Tri-Cast the IUFOC at Wekopa
Resort for over 6 years.
Experience with convention AV setups, stage construction,
tri-casting, teleprompters, lighting and sound.   …see more

Actor & Workshop Instructor
SOUTHWEST SHAKESPEARE COMPANY, INC.
May 2015 – Present · 6 yrs 4 mos
Mesa, AZ

A member of Southwest Shakespeare's touring educational troupe.
Performed morning, afternoon and evening shows across
Arizona.   **...see more**

CTO
Panolytics
Jan 2012 – Present · 9 yrs 8 mos
Mesa, AZ

Panolytics is versed in everything from Custom Computer
Assembly to Network Deployment.

Setting up small business networks.   **...see more**



Manager
VR Junkies
Jan 2017 – Jul 2017 · 7 mos
Tempe, AZ

Interviewed, hired and managed a team of over twelve
employees for local VRcade start up.

Handled employee scheduling, booking, hosting, d **...see more**

Show 2 more experiences ⌄

Education



Arizona State University
BS, Electrical Engineering
2010 – 2014

GPA - 3.46



Chandler/Gilbert Community College
Physics
2010 – 2010

Dobson High School

Top 10 - Most Outstanding Senior Male

2007 – 2010

Licenses & certifications



Duolingo Spanish Fluency: Advanced (Estimated)

Duolingo

Issued Jul 2016 · No Expiration Date

See credential



